UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____ )

Sierra Bancorp

(Name of Issuer)
Common Stock

(Title of Class of Securities)
82620P102

(CUSIP Number)
Jeffrey A. Tisdale, Esq.
Tisdale & Nicholson, LLP
2029 Century Park East, Suite 900
Los Angeles, CA 90067
(310) 286-1260

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 14, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	82620P102

1	NAME OF REPORTING PERSONS Patricia L. Childress

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	PF,
	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		632,942

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,673

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		649,048

WITH	10	SHARED DISPOSITIVE POWER

		6,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	665,615

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D

CUSIP No.	82620P102

1	NAME OF REPORTING PERSONS Carol A. Bates

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	PF,
	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		516,451

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,673

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		527,018

WITH	10	SHARED DISPOSITIVE POWER

		6,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	549,124

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

  Item 1.     Security and Issuer

This Schedule 13D relates to shares of Common Stock of Sierra Bancorp, a California corporation (the "Issuer"), whose principal executive office is located at 86 North Main Street, Porterville, California 93257.

Item 2.     Identity and background

This Statement is filed by Patricia L. Childress ("Ms. Childress" or "Reporting Person Childress") and Carol A. Bates ("Ms Bates" or "Reporting Person Bates").  Ms. Childress and Ms. Bates are collectively referred to herein as the "Reporting Persons."

a.    Name:  Patricia L. Childress

b.    Address:  356 North Porter Road, PMB #148,  Porterville, California 93257

c.    Occupation:  Retired

d.    Criminal Convictions during the last 5 years:  None

e.    Securities Civil Proceedings during the last 5 years:  None

f.     Citizenship:  USA

a.    Name: Carol A. Bates

b.    Address:  30731 Highway 190, Porterville, California 93257

c.    Occupation:  Farmer

d.    Criminal Convictions during the last 5 years:  None

e.    Securities Civil Proceedings during the last 5 years:  None

f.    Citizenship:  USA

Item 3.     Source and Amount of Funds or Other Consideration

N/A

Item 4.     Purpose of Transaction

On December 28, 2007, the Reporting Person Childress sent a letter to the Company informing the Company's Board of Directors of her intention to nominate herself for election to the Board of Directors of the Company. (Exhibit 99.1 hereof.)  To secure such a position, Reporting Person Childress recently concluded that a solicitation of proxies is necessary and intends to solicit proxies through the distribution of her own proxy statement. Accordingly, she shall soon file her preliminary proxy statement with the SEC.

In connection with the above, on March 14, 2008, Reporting Person Bates agreed with Reporting Person Childress to vote her shares for the election of Ms. Childress and to provide financial and personal assistance to further this goal. See response to Item 6 below. As a result of this agreement, Reporting Persons are deemed to have the purpose of "changing or influencing control" of Sierra Bancorp.

 Except as described above in this Item 4 and herein, Reporting Persons have no specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

The following information is based on 9,576,388 shares of Issuer's Common Stock outstanding according to the Issuer's report on Form 8-K filed on January 23, 2008:

(a)           The aggregate number of shares of the Issuer's Common Stock beneficially owned by each Reporting Person covered by this statement is as follows:

Name	Number of Shares	Percentage
Patricia Childress	665,615	7.0%
Carol Bates	549,124	5.7%

(b)

(1) Number of shares as to which Ms. Childress has:

(i) Sole power to vote or to direct the vote: 632,942

(ii) Shared power to vote or to direct the vote: 32,673

(iii) Sole power to dispose or to direct the disposition of: 649,048

(iv) Shared power to dispose or to direct the disposition of: 6,000

(2) Number of shares as to which Ms. Bates has:

(i) Sole power to vote or to direct the vote: 516,451

(ii) Shared power to vote or to direct the vote: 32,673

(iii) Sole power to dispose or to direct the disposition of: 527,018

(iv) Shared power to dispose or to direct the disposition of: 6,000

(c)        Other than as set forth in response to Item 4 above, during the past 60 days the Reporting persons have neither purchased nor sold any shares of Issuer.

(d)        None.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a result of their March 14, 2008 agreement to work together to elect Ms. Childress to the board of directors, which agreement includes Ms. Bates's agreement to vote her shares for Ms. Childress and to lend personal and financial support for the expenses of the election, Reporting Persons are deemed to be "acting in concert" as a "group" to further this goal.  This oral agreement is deemed to have the purpose of "changing or influencing control" of Sierra Bancorp.  See response to Item 4 above.

Item 7. Material to be Filed as Exhibits

99.1 Letter, dated December 28, 2007, by the Reporting Person to the Company

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: March 14, 2008

Signature

/s/ Patricia Childress Pa Patricia Childress, an individual

Signature

/s/ Carol Bates
Carol Bates, an individual

11